Zentek Announces Manufacturing and Supply Agreement with Viva
Healthcare Packaging (Canada) Ltd. to Manufacture and Sell
ZenGUARD™- Enhanced Surgical Masks

Guelph, ON - September 7, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces it has entered into a Manufacturing and Supply Agreement with Viva Healthcare Packaging (Canada) Ltd. ("VMedCare") to manufacture and sell surgical masks enhanced with Zentek's proprietary ZenGUARD™ antimicrobial coating. During the pandemic, VMedCare quickly became one of the leaders in surgical mask manufacturing in Canada with production of between 15 and 20 million units per month. The partnership between Zentek and VMedCare will create a fully "Made in Canada" source of ZenGUARD™-enhanced masks for the Canadian market.

Under the Agreement, Zentek will provide ZenGUARD™-coated spunbond material to VMedCare, who will be responsible for manufacturing and packaging the ZenGUARD™ surgical masks. Zentek and VMedCare's combined sales teams will work together to secure sales of the ZenGUARD™-enhanced surgical masks.

"We believe this mutually beneficial partnership with VMedCare will help accelerate sales and marketing of our product to a broader audience, as VMedCare has significant access to the PPE market," said Greg Fenton, CEO of Zentek. "The timing of this partnership is ideal, as we have recently opened our ZenGUARD™ production facility in Guelph, Ontario, and are well positioned to meet growing demand."

"Collaboration with Canadian innovators like Zentek is important as our company looks to continue offering best-in-class personal protective equipment to our customers," said James Bokla, CEO of Viva Healthcare Packaging (Canada) Ltd.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

About Viva Healthcare Packaging (Canada) Ltd.

Established in 1973, Viva Healthcare Packaging (Canada) Ltd. is a world-leader in the manufacture of plastic products including PPE, tubes, jars, and deodorant sticks. VMedCare has operations in Canada, Poland, and Hong Kong.

For further information:

Tyler Dunn
Tel : (306)717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.